FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, February 1, 2018

CORRECTING and REPLACING - FAIRFAX ANNOUNCES CONFERENCE CALL

In a release issued under the same headline earlier today by Fairfax Financial Holdings (TSX:FFH) (TSX:FFH.U), please note that in the first paragraph of the release, the reference to Thursday, February 16 has now been changed to Thursday, February 15.  The corrected version follows:

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, February 16, 2018 to discuss its 2017 year-end results which will be announced after the close of markets on Thursday, February 15 and will be available at that time on its website www.fairfax.ca.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada and U.S.) or 1 (517) 308-9408 (International) with the passcode "Fairfax".

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, March 2, 2018.  The replay may be accessed at (888) 446-2543 (Canada and U.S.) or 1 (402) 998-1342 (International).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:  John Varnell, Vice President, Corporate Development,  at (416) 367-4941